                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934


                               November 14, 2001
                  ____________________________________________



                                    EIMO OYJ

                         (Eimo Public Limited Company)
_______________________________________________________________________________
                (Translation of registrant's name into English)



                              Norokatu 5 Fin-15101
                                 Lahti, Finland

________________________________________________________________________________
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]
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                                Exhibits
                                --------


99.1 Press Release, released publicly on August 14, 2001 (Interim Report January - September, 2001)



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    EIMO OYJ



                                    By:     /s/ Elmar Paananen
                                          --------------------
                                          Name:  Elmar Paananen
                                          Title:  Vice Chairman


Dated:  November 14, 2001

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